FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                19 September 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                         International Power acquires

          140MW Indian Queens plant, UK from AES for GBP32 million

(London - 19 September 2006) International Power announces that it has acquired the 140MW oil fired OCGT Indian Queens peaking plant in Cornwall, England from AES for GBP32 million plus working capital.

Steve Riley, Executive Director - Europe, said "We are pleased to have acquired Indian Queens, a modern and flexible peaking plant which is an excellent fit with our existing portfolio in the UK market. Our experience in the balancing and reserve markets, in which Indian Queens operates, will enable us to create additional value from this acquisition."

The acquisition of Indian Queens, which is expected to be earnings and cash flow enhancing in the first full year of ownership, will be funded from current liquid resources.

For further information please contact:

Investor Contact:                              Media Contact:
Aarti Singhal                                  Andrew Mitchell
Telephone: +44 (0)79 8949 2447                 +44 (0)20 7251 3801

Notes to Editors

The Indian Queens station became operational in 1996.

International Power plc is a leading independent electricity generating company with 17,884 MW (net) in operation and 1,119 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADRs). The ticker symbol on both stock exchanges is "IPR".


                                               INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary